HEADS OF AGREEMENT



1. These Heads of Agreement are made between Red Hot Concepts US ("Red Hot") and The Celebrated Group Plc ("Celebrated").

2. These Heads of Agreement are not legally binding with the exception of paragraphs 11 (announcements), 12 (costs), 13 (confidentiality) and 15
     (law). Red Hot are currently the owners of 100% of the shares of Restaurant House Limited ("Restaurant House"), a company incorporated in England and wish to merge Restaurant House with Celebrated. This merger will be done by exchanging the shares of Restaurant House for new ordinary shares in Celebrated ("the Exchange") to create a larger Celebrated ("Mergeco") on the following terms. The account treatment on this merger will need to be looked at further.

3.   Red Hot will exchange 100% of the shares in Restaurant House for:

     (a) the issue of new ordinary shares in Celebrated fully paid at an issue price of 15p; and

     (b) an option for the issue to Red Hot of 2 million of new ordinary shares in Celebrated at an issue price of 15p, exercisable at any time in whole or in part within three years of completion.

     New ordinary shares of Celebrated issued, will rank pari passu in all respects with the existing ordinary shares of Celebrated.

4. Restaurant House is valued, for the purposes of these Heads of Agreement and the pricing at a total net book price of between (pound)4 million to (pound)4.5 million. The parties together will assess and agree to this value.

5. The shares of Restaurant House will be purchased by Celebrated under the terms of an English law share purchase agreement and tax covenant, pursuant to which Red Hot will give Celebrated the usual representations, warranties and indemnities customary in such documentation. Also in such agreement Celebrated will give Red Hot representations, warranties and indemnities in respect of the issue of shares, as is customary in a subscription agreement (including accounts and events since, constitution and material liabilities).

6.   The foregoing terms are based on the assumption and are conditional upon:

     (a)  a share price of Celebrated on re-listing, not less than 14.5p; and

     (b) on re-listing Red Hot owning at least 40% of the fully diluted share capital of Celebrated (exclusive of Red Hot's options).

7. On re-listing, the Board of Celebrated will consist of three directors appointed by Red Hot (one (maybe two) of which will be executives) and four other directors, two of which will be executives) at no less than their current remuneration levels (making a total of seven). Key matters will require the unanimous consent of the board.
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8.   After the signing these Heads of Agreement, Celebrated will visit Brinkers in the US. Brinkers consent will be needed to the Transaction.

9. On the signing of these Heads of Agreement, an amount of due diligence will be undertaken by the parties on Restaurant House and Celebrated. It may be easiest if financial and legal advisers to Restaurant House, produce due diligence on Restaurant House and financial and legal advisers to Celebrated produce due diligence on Celebrated, particularly if this relates to work for that flotation etc.

10.1 Celebrated advisers will draw up the merger agreement and the circular to shareholders requesting:

     (a) consent to the entire merger (and Re-admission if required) (together "the Transaction"); and

     (b) whitewashing the Takeover Code (and also obtaining consent from the Panel) (together "the Resolutions").

10.2 Henry Cooke will look to see whether the shares should be suspended and whether an announcement should be made and whether the shares will have to be re-admitted.

11. No party will make any announcement relating to the terms of the Transaction without the consent of the other and in particular, it is noted that no announcement should be made by Celebrated until Restaurant House has considered the consents it requires from Brinker pursuant to the MFA.

12. Each party will pay its own legal accountancy and other costs in connection with the Transaction (whether or not it completes), save that Celebrated (as Mergeco) will pay all Margeco type costs, such as all due diligence that is required and costs relating to any re-admission/re-listing.

13. Each party agrees that all information which has been or may hereafter be disclosed in connection with the Transaction (other than its own information on itself) being referred to in these Heads of Agreement as the "Confidential Information" will be kept confidential by it and hereby undertakes as follows:

     (a) to maintain the Confidential Information in strict confidence and, save as provided in these Heads of Agreement or required by the Stock Exchange or the AIM Rules or by law (and then to consult with the others):
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                (i)     not to divulge any of the Confidential Information to
                        any third party and in particular not to communicate, indicate or suggest to any third party either the fact that discussions or negotiations are taking place concerning the possible Transaction or any of the terms or conditions or the status of the discussions or negotiations;

                (ii) not to make use of the Confidential Information other than for the purpose of deciding whether to enter into the Transaction; and

                (iii) to restrict access to the Confidential Information only to responsible employees or professional advisers who need to have such access for the purpose of evaluating the possible Transaction.

14. Henry Cooke will produce a draft timetable and list of parties and list of expenses for Mergeco for the Transaction as soon as practicable.

15. These Heads of Agreement shall be governed and construed in accordance with English law so far as they are expressed to be legally binding. Each of the parties hereby submits to the non-exclusive jurisdiction of the English Courts.



Signed ______________________________________

for and on behalf of Red Hot Concepts US, Inc.

in the presence of:





Signed ______________________________________

for and on behalf of The Celebrated Group Plc

in the presence of: